

January 23, 2007

Mr. John Ballard
Longwei Petroleum Investment Holding Ltd.
30 Guanghau Avenue, Wan Bailin District
Taiyuan City, Shanxi Province, Shanxi, China 030024

> **RE:** **Longwei Petroleum Investment Holding Ltd.**
> **Registration Statement on Form S-1/A1**
> **Filed December 20, 2007**
> **File No. 333-146921**

Dear Mr. Ballard :

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may

be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

3.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

  - the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

  - the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

    - if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

    - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

  - the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

  - the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

  - the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

4.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

  - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

  - the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

  - the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible notes transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2 above;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3-4 above.

   Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments and the total possible discount to the market price of the shares underlying the convertible note o the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

6.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

    In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

9.   Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

   If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

11.   With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Prospectus Cover Page, page 4

12.   Here, and in more detail in an appropriate place, describe the convertible note offering undertaken by the Company in December of 2007, including discussion of the reasons and purposes of the financing, the uses of the proceeds from the offering, the terms of the offering and the convertible notes offered, and the basis for not registering such offering under the Securities Act of 1933, as amended.

13.   We note that you are registering the shares underlying the convertible notes and warrants that were sold in the private placement conducted on December 18, 2007 during the pendency of this registration statement. It is the staff's position that it is inappropriate to add the shares from the private placement to the pending public offering. Remove those shares and tell us the consideration you have given to provide a risk factor addressing possible Section 5 issues which arise from the integration of these two offering.

14.   We note the disclosure of the expenses of this selling stockholders offering equaling approximately $310,328. Please provide disclosure breaking down such amount into its various parts, identify the parties being compensated or otherwise being paid such amounts, and for each such person or entity, disclose any affiliations between such person or entity and the Company or any officer, director or significant stockholder thereof.

Risk Factors, page 13

15.   Expand your risk factor which discusses the risks related to the requirement that you must hold your investment in the form of contract rights to elaborate on the specific risks resulting to investors as a result of this requirement under Chinese law.

Security Ownership of Certain Beneficial Owners and Management, page 47

16.   In the table, please disclose the total number of shares beneficially owned by the current officers and directors as a group.

Accounting Comments

Summary Consolidated Financial Data, page 10

17.   We note your response to comment eight of our letter dated November 23, 2007. We note that for certain periods presented, the number of shares outstanding used in the calculation of earnings per share reported in your summary consolidated financial data on page 10 and the selected financial data on page 23 does not agree to the amounts shown on the face of your statements of operations. Please revise or advise.

Risk Factors, page 12

18.   We note your response to comment 13 of our letter dated November 23, 2007. Please revise your disclosure to provide qualitative information about your commodity risk. In doing so, please disclose how such exposure is managed and discuss the objectives, general strategies, and instruments, if any, used to manage this exposure. Refer to Item 305(b) of Regulation S-K. Further, please disclose quantitative information about market risk in accordance with one of the three disclosure alternatives required by Item 305(a) of Regulation S-K.

Revenue, page 26

19.   We note your disclosure on page 25 that your primary customers are large-scale gas stations and that they buy diesel and gasoline from you. You have also disclosed that the China economy continues to grow and that the demand for petroleum products remain strong in the foreseeable future. However, your sales of diesel have declined 7% for the year ended June 30, 2007 and you have indicated that this is due to decreased demand. Please revise to clarify why the demand for diesel has declined and indicate if you believe that this is a continuing trend.

20.   We note that you have included tables illustrating the components of your revenues and cost of goods sold for all annual periods presented. Please revise your filing to include similar tables for all interim periods presented. With respect to your tables showing the components of your cost of goods sold, please revise to include a column which expresses each component of cost of goods sold as a percentage of the respective components of revenue.

Foreign Currency Translation Adjustment, page 30

21.   We note your disclosure that the exchange rates of 7.81 in 2007, 8.07 in 2006 and an exchange rate of 8.26 in 2005 were used in calculating the assets and liabilities, revenue and expenses, and shareholders' equity. Please revise to clarify whether you translate assets and liabilities, revenue and expenses, and shareholders' equity using an exchange rate as of the balance sheet date, average rate, or historical rate.   In addition, please revise your discussion of results of operations to discuss any significant exchange rate impacts.

Operating Activities, page 31

22.   We note your response to comment 26 of our letter dated November 23, 2007 and that the unfavorable variance in cash flows from operations for the year ended June 30, 2007 was attributable to increased inventories. However, your inventories increased marginally during the year ended June 30, 2007 while advances to suppliers increased substantially. Please revise or advise.

Investing Activities, page 32

23.   We note your response to comment 27 of our letter dated November 23, 2007. Please describe the risks associated with delaying replacement of the various components of your infrastructure.

Description of Securities, page 49

24.   We note your response to comment 39 of our letter dated November 23, 2007. The calculation of restricted net assets requires an evaluation of each subsidiary to identify any circumstances where third parties may limit the subsidiary's ability to loan, advance or dividend funds to the parent. As such, please provide us the results of your computation of restricted net assets as contemplated by SAB Topic 6.K.2.

Financial Statements for the Period Ended September 30, 2007, page 54

25.   Please clarify why you have recorded the October 16, 2007 acquisition of Longwei BVI in your September 30, 2007 financial statements.

26.   We note your response to comment 40 of our letter dated November 23, 2007. Please note that parent-only condensed financial statements are required when restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. Refer to Rule 5-04 of Regulation S-X.

Revenue Recognition, page 81

27.   We note your response to comment 45 of our letter dated November 23, 2007 where you indicate that you reimburse customers if delivery of the product is not complete. Please clarify if you are recognizing revenue prior to delivery or completion of services to be provided.

Advances to Suppliers, page 81

28.   We note your response to comment 47 of our letter dated November 23, 2007. Please revise to clarify why paying in advance ensures the best possible price at the time your purchase the petroleum product. In doing so, please tell us whether you receive a discount from the spot price or that pricing is variable in the event that petroleum prices decreased between the date of the advance and the date of delivery.

Note 10. Income Taxes, page 86

29.   We note your response to comment 48 of our letter dated November 23, 2007. It appears that your revised income tax footnote is incomplete. For example, you have recorded a tax provision of $5.9 million in your statement of operations for the year ended June 30,

2007 and your footnote indicates an expense of nil. Please revise your disclosure to include completed financial statement disclosures required by paragraphs 43 to 49 of SFAS 109.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Schwall
        J. Davis
        J. Cannarella
        M. Karney

        via facsimile
        John Ballard